UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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Dated April 2, 2018

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On April 2, 2018, ArcelorMittal issued the press release attached hereto as Exhibit 99.1 and hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated April 2, 2018, reporting that ArcelorMittal has submitted an offer in re-bidding process for Essar Steel India Limited in connection with joint venture with Nippon Steel & Sumitomo Metal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date 2 April 2018

By: /s/ Henk Scheffer

Name: Henk Scheffer

Title: Company Secretary & Group Compliance & Data Protection Officer

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated April 2, 2018, reporting that ArcelorMittal has submitted an offer in re-bidding process for Essar Steel India Limited in connection with joint venture with Nippon Steel & Sumitomo Metal.